January 30, 2025

Joseph F. Basile III
Chief Executive Officer
JFB Construction Holdings
1300 S. Dixie Highway, Suite B
Lantana, FL 33462

        Re: JFB Construction Holdings
            Amendment No. 3 to Registration Statement on Form S-1
            Filed January 23, 2025
            File No. 333-283106
Dear Joseph F. Basile III:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 13, 2025 letter.

Amendment No. 3 to Form S-1
Executive and Director Compensation, page 52

1. Please update the executive compensation disclosure for the fiscal year ended
       December 31, 2024. See Rule 402 of Regulation S-K and Questions 117.05 and
       217.11 of the Compliance & Disclosure Interpretations of Regulation S-K. Exhibits

2. We refer to your Exhibit 5.1. Please request your counsel to provide an updated legal opinion which opines on the legality of the units that may be issued pursuant to the underwriters' over-allotment option and the underlying securities. January 30, 2025
Page 2

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Gina Austin, Esq.